Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Boeing Co (BA)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Boeing Co (BA)
Vote Yes: Item #8 – Adoption of Value Chain Emission Reduction Target

Annual Meeting: May 17, 2024

CONTACT: Diana Myers | dmyers@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that Boeing adopt a value chain emission reduction target covering all non-de minimis emission categories in alignment with the Paris Agreement’s 1.5°C goal, requiring net zero emissions by 2050 or sooner.

SUPPORTING STATEMENT: Proponents recommend, at Board discretion, that the Company:

•	Disclose a timeline for setting 1.5°C-aligned near-term emission reduction targets;
•	Disclose a timeline for setting long-term net zero goals including the full value chain;
•	Include an enterprise-wide climate transition plan to achieve emissions reduction goals across all relevant emission scopes;
•	Annually report progress towards meeting value chain emission reduction goals.

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Investor demand for science-aligned emission reductions and transition planning reflects the reality that climate-related risk exposure is growing.2 Decarbonizing the aviation industry is a critical component of global decarbonization, according to the International Energy Agency.3

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1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p. 20

2 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/; https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

3 https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887-42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p. 88

2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

Boeing, one of the largest aerospace and defense manufacturers, is facing increasing demand for lower-emission technologies from its largest commercial and defense customers. Commercial airlines are under global pressure to decarbonize air travel, driven by public expectations and regulatory measures. The U.S. Department of Defense and allies acknowledge that climate change is a threat multiplier and that reducing dependence on fossil fuels is a critical military advantage. Boeing’s ability to outpace competitors in anticipating and developing in-demand technologies is a key value driver.

Boeing must also be ready to meet emerging climate regulations as the global drive to decarbonize spurs stricter emissions standards, fuel blend requirements, and growing use of carbon pricing. Adopting a target to reduce full value-chain emissions now will ensure that the Company is in a position to meet stricter climate regulations and take full advantage of transition-related opportunities.

Boeing has yet to set a target to reduce emissions from its value chain, which constitutes 99% of the Company’s overall emissions. While Boeing has set an emissions reduction target for its operations, this goal covers only 1% of the Company’s total emissions.4 In contrast, other aerospace and defense companies are setting targets and directing capital toward decarbonization. Boeing risks falling behind its peers such as Airbus, Honeywell, and Safran which have already established Scope 1-3 emission reduction targets through the Science Based Targets initiative (SBTi).5

By setting science-aligned emission reduction targets across its full value chain and providing a transition plan, Boeing can mitigate climate risk across its business, better support customers with climate targets, improve its competitiveness against peers, minimize transition costs, and position itself to maximize climate-related opportunities.

RATIONALE FOR A YES VOTE

1.	Boeing faces climate-related competitive, regulatory, and physical risks that will materially impact its business.

2.	Boeing does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

3.	Boeing lags peers in addressing the impacts of its emissions.

DISCUSSION

1.	Boeing faces climate-related competitive, regulatory, and physical risks that will materially impact its business.

Customer Expectations - Boeing’s major customers are making significant decarbonization commitments and increasing demand for lower-emission technologies, products, and services to help meet their targets. Boeing’s ability to anticipate and develop products and services that meet these demands is a key value driver.

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4 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/environment/pdf/Boeing_CDP_Climate_Response_Final.pdf

5 https://sciencebasedtargets.org/companies-taking-action

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

In 2023, over 40% of Boeing’s revenue was earned from its Commercial Airplanes segment, while 37% of its revenue was earned from U.S. government contracts, primarily through the Department of Defense.6

Commercial airlines, including American Airlines, Delta Air Lines, and JetBlue Airways, have set near-term emission reduction targets and require suppliers’ support to assist them in achieving their commitments.7 Similarly, corporations are focused on reducing their emissions from business travel.8 Forty-five of the top 100 organizations that spend the most on business air travel have set public decarbonization commitments.9 Reducing emissions from business travel is an opportunity for Boeing to support the goals of commercial airline customers and their corporate clients. As commercial airlines and corporate customers set emission reduction targets, Boeing’s ability to outpace competitors in anticipating and developing low carbon technologies will be a key value driver.

The U.S. government is similarly undertaking efforts to reduce emissions associated with its procurement process10.11 In 2021, the U.S. government launched a Buy Clean Task Force charged with considering embodied emissions in federal procurement and federally funded projects.￼ While initially concentrating on construction materials, the scope is likely to broaden to include other emissions-intensive materials and products to meet emission reduction objectives The federal government is considering two additional procurement stipulations that could impact Boeing and its customers:

•	The Federal Supplier Climate Risks and Resilience Rule would require large federal contractors to disclose Scope 1, 2, and 3 emissions and set science-based emissions reduction targets.[12]

•	The Sustainable Products and Services procurement rule would set requirements for federal buyers to prioritize sustainable products and services.[13]

Boeing’s military customers are also taking action to manage and reduce climate impact finding that climate change is a threat to global peace and security. In a recent white paper, Senior Pentagon officials underscored the U.S. Defense Department’s view that “climate readiness is mission readiness,” and that climate change can impact military training, mission execution, and national security.14 NATO notes that more, a lesser logistical burden and a smaller environmental footprint.”15 The future of aerospace and defense requires decarbonization:

•	The U.S. Department of Defense has elevated climate change as a national security priority, with all major branches developing climate action plans to reduce and mitigate emissions impacts.[16]

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6 https://www.sec.gov/ix?doc=/Archives/edgar/data/12927/000001292724000010/ba-20231231.htm, p.8, 24

7 https://sciencebasedtargets.org/companies-taking-action

8 https://sustainabilitymag.com/sustainability/sap-to-pwc-companies-embracing-sustainable-business-travel

9 https://www.mckinsey.com/industries/travel-logistics-and-infrastructure/our-insights/accelerating-the-transition-to-net-zero-travel

10 https://www.sustainability.gov/federalsustainabilityplan/

11 https://www.sustainability.gov/buyclean/

12 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

13 https://www.esgtoday.com/biden-administration-announces-new-sustainable-procurement-rules-for-federal-government/#:~:text=The%20new%20proposed%20rule%20would%20update%20the%20government%E2%80%99s,or%20can%20be%20acquired%20at%20a%20reasonable%20price

14 https://www.defense.gov/News/News-Stories/Article/Article/3614103/dod-officials-highlight-climate-and-energy-security-issues-at-international-con/

15 https://www.nato.int/cps/en/natohq/topics_49208.htm

16 https://www.washingtonpost.com/climate-solutions/2022/02/10/army-military-green-climate-strategy/

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

•	The EU has adopted the Climate Change and Defence Roadmap, acknowledging the need to consider climate change in the overall EU security context and align with the goals of the European Green Deal.[17]

•	NATO has issued a Climate Change and Security Action Plan identifying climate change as a threat multiplier that can impact militaries’ critical infrastructure and capabilities. [18] NATO is implementing initiatives to mitigate climate change by reducing the consumption of fossil fuels.[19]

By adopting a target to reduce its value chain emissions in alignment with global 1.5°C goals, Boeing can position itself to meet the evolving low-carbon demands of its various customers and take advantage of climate-related opportunities.

Regulatory Risks - Boeing and its customers will also be affected by an evolving regulatory atmosphere as the global drive to decarbonize high-emitting sectors like aviation gains momentum. Boeing acknowledges in its CDP Report that increasing aircraft performance standards could have an impact on its production capabilities.20 Boeing’s lack of a target to address its Scope 3 value-chain emissions indicates that Boeing may not be well-positioned to meet increasingly stringent climate regulations, such as:

•	In the U.S., the Federal Aviation Administration recently promulgated a final rule, effective April 2024, requiring airplane manufacturers to implement more fuel-efficient technologies on newly built planes to reduce emissions from large aircraft. Several Boeing airplane models will be affected, including the Boeing 77X and the Boeing 787 Dreamliner.[21]

•	Internationally, the EU has adopted new rules in its “Fit for 55” initiative to reduce emissions from the aviation sector. These rules include tightening the EU Emissions Trading System by phasing out free allowances[22] and requiring airlines to use higher blends of sustainable aviation fuel.[23] This will encourage wider demand for SAF-compatible products and services that Boeing will need to meet in order to continue to compete in this sector.

•	The UK announced a new net zero-consistent cap for its Emission Trading Scheme (ETS), reducing the number of available allowances.[24] Boeing operates under the UK ETS.

By adopting a value chain emission reduction target, Boeing will mitigate transition costs associated with emerging low carbon regulation and demonstrate it is prepared to will compete effectively in a low-carbon regulatory environment.

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17 https://joint-research-centre.ec.europa.eu/jrc-news-and-updates/climate-change-and-eu-defence-released-new-report-analysing-links-between-climate-energy-and-defence-2023-06-08_en

18 https://www.nato.int/cps/en/natohq/official_texts_185174.htm

19 https://www.nato.int/cps/en/natohq/topics_49208.htm

20 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/environment/pdf/Boeing_CDP_Climate_Response_Final.pdf, p.11

21 https://www.forbes.com/sites/marisagarcia/2024/02/24/faa-sets-new-rule-to-reduce-pollution-from-planes/?sh=7c9d0f692cee

22 https://ec.europa.eu/commission/presscorner/detail/en/ip_22_7609

23 https://ec.europa.eu/commission/presscorner/detail/en/ip_23_2389

24 https://www.gov.uk/government/publications/uk-emissions-trading-scheme-markets/uk-emissions-trading-scheme-markets

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

Investor Expectations - Investors increasingly expect companies to make climate-related risk disclosures, set targets, and lay out plans for mitigating climate risk. Boeing is ranked as one of the largest corporate emitters by CA100+, a global investor initiative made up of over 700 investors aiming to ensure the world’s largest corporate emitters take necessary action on climate change.25 CA100+ has issued a Net Zero Company Benchmark that aims to secure greater disclosure of climate change risks and robust emission reduction strategies.

Boeing has yet to fully meet any of the Benchmark’s criteria that signal alignment with the global Paris Agreement. 26 This proposal therefore requests that Boeing adopt a target to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal, one of the key criteria of the Benchmark. Other elements that Boeing fails to meet include a net zero ambition across all Scopes of emissions and capital allocation aligned with the Paris Agreement’s objectives.

As a consequence, investors concerned about the long-term risks associated with climate change may migrate to companies that investors perceive as better positioning themselves for a net zero economy and regulatory environment.

Physical Risks - Finally, climate change is disrupting supply chains and making materials more expensive, posing risk to Boeing’s operations. As Boeing relies on a global supply chain for crucial materials such as aluminum and titanium, it is vulnerable to the challenges posed by extreme weather events affecting major ports and global shipping routes. For instance, countries like China, key producers of aluminum and titanium, have already faced disruptions due to extreme weather impacting ports.27

Economic impacts from the physical effects of climate change are expected to increase in the future.28 By addressing its contributions to climate change, Boeing can reduce its long-term risk exposure and increase risk-adjusted profitability.

2.	Boeing does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal requiring Net Zero emissions by 2050.

In 2022, with management support, Boeing investors voted 91% in favor of a proposal that requested Boeing evaluate and disclose whether its climate goals and commitments were consistent with net zero, including an evaluation of the Company’s Scope 3 use-of-product emissions.29 Boeing’s subsequent report indicates that the Company has not aligned its full value chain emissions with 1.5oC. Although it has Scope 1 and 2 operational emissions goals, and supports the aviation industry’s ambition to achieve net zero carbon emissions, it lacks specific goals for its own value chain emissions, including use of products, the largest portion of Boeing’s total emissions.30 Thus, 99% of emissions from Boeing’s value chain remain unaddressed and increase risk to the Company.31

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25 https://www.climateaction100.org/whos-involved/investors/

26 https://www.climateaction100.org/company/boeing-company/

27 https://www.reuters.com/sustainability/sustainable-finance-reporting/storm-hitting-chinese-ports-is-wakeup-call-climate-risk-markets-2023-12-11/

28 https://www.scientificamerican.com/article/climate-change-is-exacerbating-inflation-worldwide/

29 https://www.asyousow.org/resolutions/2021/11/04-boeing-net-zero-climate-transition-plan-reporting

30 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/environment/pdf/Boeing_NetZero_Indicator.pdf

31 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/environment/pdf/Boeing_CDP_Climate_Response_Final.pdf

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

Boeing’s current emission goals include reducing operational emissions 55% by 2030 as well as achieving 100% renewable energy in operations by 2030. These operational targets are important, but only address 1% of Boeing’s emissions. Further, Boeing is heavily reliant on offsets to achieve its workplace net-zero commitment.32 Experts including SBTi33 and the UN High-Level Expert Group34 stress that offsets are not a substitute for actual, company-based emission reductions and should only be used to address residual emissions (around 10% of a company’s emission reductions ￼after 2040￼). Therefore, this target is insufficient to address the proposal.

Boeing further states that it is addressing its value chain emissions by developing more efficient fleets, advanced propulsion technologies, and sustainable aviation fuel uptake, as well as engaging employees and suppliers on sustainability topics.35 While these actions are essential, Boeing’s failure to set a net zero target for its full scope of emissions, develop a plan for meeting that target, and communicate the emission reductions achieved toward its target reduces investor understanding of its goals and progress, reduces accountability, and makes it difficult for investors to compare the Company’s climate progress against its peers.

Boeing states it is collaborating with its suppliers to ensure that all commercial airplanes it delivers will be compatible with 100% sustainable aviation fuel.36 While important, this commitment overlooks emissions from Boeing’s substantial defense segments, despite the notable demand expressed by both US and foreign militaries for lower-carbon products and services.

Boeing lacks a value chain emission reduction target to meet evolving regulations and customer demands, reducing its ability to serve customers and gain a competitive advantage.

3.	Boeing lags peers in addressing the impacts of its emissions.

Multiple peers are setting targets to reduce the emissions associated with their value chains, including emissions from the use of their products. Companies that set goals across their full value chains are likely to be better prepared to meet customer needs. Excluding value chain emissions from Boeing’s emission reduction targets puts it behind global peers in setting Paris-aligned climate goals and corporate strategies.

•	Airbus, Boeing’s direct competitor, committed through the Science Based Targets initiative (SBTi) to reduce the emissions intensity associated with the use of its sold products 46% by 2035. It also has a mandatory carbon impact evaluation for each new CapEx investment and has a dedicated budget allowing longer return on investment criteria for energy efficiency projects.[37]

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32 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/sustainability/sustainability-report/2023/assets/2023-Boeing-Sustainability-Report.pdf, p.54

33 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf, p.23

34 https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf, p.19

35 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/sustainability/sustainability-report/2023/assets/2023-Boeing-Sustainability-Report.pdf#page%3D73

36 https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/sustainability/sustainability-report/2023/assets/2023-Boeing-Sustainability-Report.pdf#page%3D73, p.12

37 https://www.airbus.com/sites/g/files/jlcbta136/files/2023-01/Airbus%20SE%202022%20CDP%20Climate%20Change%20Questionnaire.pdf

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

•	Honeywell, a peer in the aerospace and defense sector specializing in aircraft engine and avionics manufacturing, committed through SBTi to reduce its absolute Scope 3 emissions 23% by 2037. It also committed to leverage 60% of its research and development towards ESG-oriented solutions and invest $50 million per year to carbon neutrality projects.[38]

•	Safran, a peer in the aerospace and defense sector specializing in aircraft engine and propulsion systems manufacturing, committed through SBTi to reduce its Scope 3 emissions from the use of sold products 42.5% per available seat kilometer by 2035. Safran plans to achieve this goal by using an internal carbon price and dedicating 75% of R&T spending on technologies aimed at reducing the environmental impact of air transport.[39]

Excluding value chain emissions from Boeing’s reduction plans puts it behind global peers. As a result Boeing risks losing market share to competitors that are better able to meet customer low carbon needs and investors’ climate-related expectations.

RESPONSE TO BOEING CORPORATION’s BOARD STATEMENT IN OPPOSITION

The Company states that it cannot support the proposal for several reasons detailed below. None of these arguments justify its failure to meet the requests of this Proposal.

1.	“Boeing already discloses certain Scope 1, 2, and 3 emissions and has set appropriate emission reduction goals.”

As discussed above, Boeing’s current targets address limited parts of its business and fail to provide clarity on how the Company plans to align its entire value chain with the 1.5°C target. Boeing’s emission reduction goal only covers its operational emissions, which constitute 1% of its total emissions. The Company has yet to disclose a target to reduce its full value chain emissions, which contribute 99% of its total carbon footprint. Although Boeing acknowledges multiple negative effects of climate change on its operations, costs, and competitiveness, it has not set a target to mitigate these direct risks to its business or the majority of its own contribution to climate change.

2.	“This is not work that can be accomplished by setting goals and working independently of our suppliers and customers, including the U.S. Department of Defense.”

It is a well-accepted tenet of business that goal setting is key to focusing and driving achievements. This Proposal does not ask Boeing to set goals that are different from or unaligned with supplier and customer goals. Rather, Boeing has failed to take action to set goals with or for its suppliers, it appears to be lagging its customers’ climate goals, and is certainly lagging its peers’ climate goals. Key clients are expressing a growing need for resource-efficient products to address evolving security challenges and fulfill their emission reduction commitments. Recognizing climate change as a significant threat amplifier, the U.S. Department of Defense, the EU, and NATO emphasize the importance of resource efficiency as a strategic advantage. The U.S. Department of Defense,40 along with the EU and NATO, 41 is actively working on GHG target-setting guidance, creating an opportunity for Boeing to engage in this process. Developing a target to reduce emissions across its full value chain would not only enhance Boeing’s competitiveness but also align with customer demands for emissions reduction and risk mitigation.

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38 https://www.honeywell.com/content/dam/honeywellbt/en/documents/downloads/hon-esg-report.pdf

39 https://www.safran-group.com/group/commitments/decarbonizing-aeronautics

40 https://media.defense.gov/2023/Jun/16/2003243454/-1/-1/1/2023-DOD-PLAN-TO-REDUCE-GREENHOUSE-GAS-EMISSIONS.PDF

41 https://www.clingendael.org/sites/default/files/2022-04/PB%20A%20European%20Green%20Deal.pdf

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

3.	“We address Scope 3 use of sold products emissions collaboratively as an industry.”

As discussed above, Boeing lacks a target to reduce its value chain emissions which contribute 99% of its total emissions. While Boeing describes some actions and initiatives it is taking to address Scope 3 emissions, it fails to communicate to investors the anticipated emission reductions associated with these actions and whether they are adequate to meet emerging regulatory and customer expectations. Its failure to make such disclosures means that investors lack critical information and indicators of the state of Boeing’s emission reduction strategy and its mitigation of climate risk across its value chain.

4.	“The Board believes that a proposal seeking a value chain emission reduction target would not add value to shareholders yet would result in the expenditure of additional resources by the Company.”

In 2022, 91% of shareholders voted in support of a proposal requesting that Boeing evaluate and disclose whether its climate goals and commitments were consistent with net zero, including an evaluation of the Company’s scope 3 use-of-product emissions. The vote reflected a recognition by Boeing and its investors that net zero alignment is a critical business priority.

This Proposal builds on that understanding by requesting that Boeing take the necessary steps to adopt a value-chain emissions reduction target. As explained above, implementation of the Proposal would better position Boeing to avoid climate-related risks and exploit climate-related opportunities, would ensure Boeing’s competitiveness as its customer base increasingly takes climate considerations into account when making procurement decisions, would meet investor expectations for 1.5oC targets, and would minimize compliance costs in a regulatory environment rapidly shifting toward decarbonization.

Adopting an emissions reduction target across Boeing’s significant value-chain emissions is in the best interests of shareholders.

CONCLUSION

Boeing’s failure to set emission reduction targets that cover its material value-chain emissions demonstrates a lack of adherence to its stakeholder’s clear expectations and exposes Boeing to serious market and competitive risks. Vote “Yes” on this Shareholder Proposal 8.

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For questions, please contact Diana Myers, As You Sow, dmyers@asyousow.org

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2024 Proxy Memo Boeing Corporation | Adoption of Value Chain Emission Reduction Target

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